QUARTZ MOUNTAIN RESOURCES LTD.

CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS

FOR THE THREE AND SIX MONTHS ENDED JANUARY 31, 2018 AND 2017

Unaudited

(Expressed in Canadian Dollars, unless otherwise stated)

Notice to Readers

In accordance with subsection 4.3(3) of National Instrument 51-102, management of the Company advises that the Company’s auditors have not performed a review of these condensed interim consolidated financial statements.

QUARTZ MOUNTAIN RESOURCES LTD.

Condensed Interim Consolidated Balance Sheets

(Unaudited – Expressed in Canadian Dollars)

	January 31 2018	July 31 2017

ASSETS

Current assets
Cash and cash equivalents	$133,033	$225,910
Amounts receivable and other assets (note 3)	22,128	6,242
	155,161	232,152

Mineral property interests (note 4)	1	1

Total assets	$155,162	$232,153

LIABILITIES AND SHAREHOLDERS’ DEFICIENCY

Current liabilities
Amounts payable	$4,641	$1,323
Due to a related party (note 7(b))	$2,912,411	3,297,165

Total liabilities	2,917,052	3,298,488

Shareholders’ deficiency
Share capital (note 5(a))	26,548,981	26,090,118
Reserves	592,011	592,011
Accumulated deficit	(29,902,882)	(29,748,464)
Total shareholders’ deficiency	(2,761,890)	(3,066,335)

Total liabilities and shareholders’ deficiency	$155,162	$232,153

Nature and continuance of operations (note 1)

The accompanying notes are an integral part of these condensed interim consolidated financial statements.

/s/ Robert Dickinson	/s/ Leonie Tomlinson

Robert Dickinson	Leonie Tomlinson
Director	Director

QUARTZ MOUNTAIN RESOURCES LTD.

Condensed Interim Consolidated Statements of Loss and Comprehensive Loss

(Unaudited – Expressed in Canadian Dollars)

	Three months ended January 31,		Six months ended January 31,
	2018	2017	2018	2017

General and administration expenses
Legal, accounting and audit	4,052	3,840	21,234	23,935
Office and miscellaneous (note 7)	39,440	34,804	113,136	76,020
Regulatory, trust and filing	12,303	1,495	20,570	7,680
	(55,795)	(40,139)	(154,940)	(107,635)

Interest income	343	484	1,004	1,145
Foreign exchange loss	(66)	(33)	(482)	(878)
Loss and comprehensive loss	$(55,518)	$(39,688)	$(154,418)	$(107,368)

Basic and diluted income (loss) per common share	$(0.02)	$–	$(0.05)	$–

Weighted average number of common shares outstanding (basic and dilutive) (note 5)	3,347,137	29,299,513	3,347,137	29,299,513

The accompanying notes are an integral part of these condensed interim consolidated financial statements.

QUARTZ MOUNTAIN RESOURCES LTD.

Condensed Interim Statement of Changes in Shareholders’ Deficiency

(Unaudited – Expressed in Canadian Dollars)

	Share Capital		Reserves
	Number of shares	Amount	Equity-settled share-based payments	Accumulated deficit	Total shareholders’ deficiency
Balance at August 1, 2016	29,299,513	$26,090,118	592,011	(29,548,511)	(2,866,382)
Loss for the period	–	–	–	(154,940)	(154,940)
Balance at January 31, 2017	29,299,513	$26,090,118	$592,011	$(29,703,451)	$(3,021,322)

Balance at August 1, 2017	29,299,513	$26,090,118	592,011	(29,748,464)	(3,066,335)
Shares issued pursuant to private placement (note 5(a))	4,171,482	$458,863			458,863
Consolidation, 1 new share for 10 old shares (note 5(c))	(30,123,858)				–
Loss for the period	–	–	–	(154,418)	(154,418)
Balance at January 31, 2018	3,347,137	$26,548,981	$592,011	$(29,902,882)	$(2,761,890)

The accompanying notes are an integral part of these condensed interim consolidated financial statements.

QUARTZ MOUNTAIN RESOURCES LTD.

Condensed Interim Consolidated Statements of Cash Flows

(Unaudited – Expressed in Canadian Dollars)

	Six months ended January 31,
	2018	2017
Cash flows from operating activities:
Loss for the period	$(154,418)	$(107,368)
Adjusted for:
Interest income	(1,004)	(1,145)
Changes in non-cash working capital items:
Amounts receivable and other assets - current	(15,886)	(11,916)
Amounts payable and other liabilities	3,318	(251)
Due to a related party	(384,754)	58,184
Net cash used in operating activities	(552,744)	(62,496)

Cash flows from financing activities:
Proceeds from private placement (note 5(c))	458,863	1,145
Net cash provided by investing activities	458,863	1,145

Cash flows from investing activities:
Interest received	1,004	1,145
Net cash provided by investing activities	1,004	1,145

Increase (decrease) in cash	(92,877)	(61,351)
Cash, beginning of period	225,910	306,398
Cash, end of period	$133,033	$245,047

The accompanying notes are an integral part of these condensed interim consolidated financial statements.

Quartz Mountain Resources Ltd.

Notes to the Condensed Interim Consolidated Financial Statements

For the three and six months ended January 31, 2018 and 2017

(Expressed in Canadian Dollars, unless otherwise stated)

1.       Nature and Continuance of Operations

Quartz Mountain Resources Ltd. (“Quartz Mountain” or the “Company”) is a Canadian public company incorporated in British Columbia on August 3, 1982. The Company’s corporate office is located at 1040 West Georgia Street, 15th Floor, Vancouver, British Columbia, Canada. The Company is primarily engaged in the acquisition and exploration of mineral properties.

These condensed interim consolidated financial statements (the “Financial Statements”) of the Company as at and for three and six months ended January 31, 2018 include Quartz Mountain Resources Ltd. and its subsidiaries (together referred to as the “Company”). Quartz Mountain Resources Ltd. is the ultimate parent entity of the group.

These Financial Statements have been prepared on a going concern basis which contemplates the realization of assets and discharge of liabilities in the normal course of business for the foreseeable future. At January 31, 2018, the Company had cash of $133,033, a working capital deficit, and negative net assets. The Company’s continuing operations are dependent upon new projects, the ability of the Company to obtain the necessary financing to complete exploration and development of these new projects, the ability to obtain the necessary permits to mine new projects and the future profitable production of any mine. General market conditions for junior exploration companies have resulted in depressed equity prices. These material uncertainties raise substantial doubt on the ability of the Company to continue as a going concern.

Substantially all of the Company’s liabilities at January 31, 2018 were payable to Hunter Dickinson Services Inc. (“HDSI”), a related party with whom the Company has reached a debt settlement agreement (note 7(b)).

Additional debt or equity financing will be required to fund acquisition and exploration of mineral property interests. There can be no assurance that the Company will be able to obtain additional financial resources or achieve positive cash flows. If the Company is unable to obtain adequate additional financing, it will need to curtail its expenditures further, until additional funds are through financing activities.

These Financial Statements do not include any adjustments to the amounts and classification of assets and liabilities that may be necessary should the Company be unable to continue as a going concern.

2.       Significant Accounting Policies

(a)      Statement of compliance

These Financial Statements have been prepared in accordance with International Accounting Standards 34, Interim Financial Reporting (“IAS 34”), as issued by the International Accounting Standards Board (“IASB”) and its interpretations. Accordingly, they do not include all of the information and note disclosures as required by International Financial Reporting Standards (“IFRS”) for annual financial statements.

Quartz Mountain Resources Ltd.

Notes to the Condensed Interim Consolidated Financial Statements

For the three and six months ended January 31, 2018 and 2017

(Expressed in Canadian Dollars, unless otherwise stated)

The accounting policies and methods of computation applied by the Company in these Financial Statements are the same as those applied by the Company in its most recent annual consolidated financial statements that are filed on the Company’s profile on SEDAR at www.sedar.com. These Financial Statements should be read in conjunction with the Company’s financial statements as at and for the year ended July 31, 2017. Results for the period ended January 31, 2018 are not necessarily indicative of future results.

Issuance of these Financial Statements was authorized by the Company’s Board of Directors on March 5, 2018.

(b)      Basis of presentation

These Financial Statements have been prepared on a historical cost basis, except for financial instruments measured at fair value. In addition, these Financial Statements have been prepared using the accrual basis of accounting, except for cash flow information.

(c)      Significant accounting estimates and judgments

The preparation of these Financial Statements in conformity with IAS 34 involved use of judgments, estimates and assumptions that affect the application of accounting policies and the reported amounts of assets and liabilities, income and expenses. Actual results may differ from such estimates.

In preparing these Financial Statements, significant judgements made by management in applying the Company’s accounting policies and the key sources of estimation uncertainty were the same as those applied to the consolidated financial statements as at and for the year ended July 31, 2017.

(d)      Basis of consolidation

These consolidated financial statements include the accounts of the Company and the subsidiaries that it controls. Control is achieved when the Company is exposed to, or has rights to, variable returns from its involvement with the investee and has the ability to affect those returns through its power over the investee.

Intercompany balances and transactions, including any unrealized income and expenses arising from intercompany transactions, are eliminated upon consolidation.

Quartz Mountain Resources Ltd.

Notes to the Condensed Interim Consolidated Financial Statements

For the three and six months ended January 31, 2018 and 2017

(Expressed in Canadian Dollars, unless otherwise stated)

At January 31, 2018 and July 31, 2017, the Company held a 100% interest in QZMG Resources Ltd., a company that holds a 100% interest in Wavecrest Resources Inc.

(e)      Changes in accounting policies and new accounting pronouncements

New standards and interpretations issued by IASB, or modification of existing standards, applicable during the current period do not have material impact on these Financial Statements.

3.       Amounts Receivable and Other Assets

	January 31, 2018	July 31, 2017
Current:
Sales tax receivable	$2,007	$1,191
Prepaid insurance	20,121	5,051
Total	$22,128	$6,242

4.       Mineral Property Interests

	January 31, 2018	July 31, 2017
Angel’s Camp royalty	$1	$1

Angel’s Camp Property

The Company retains a 1% net smelter return royalty payable to the Company on any production from the Angel’s Camp property located in Lake County, Oregon. The royalty has been recorded at a nominal amount of $1.

5.       Capital and Reserves

(a)      Authorized share capital

At January 31, 2018, the authorized share capital of the Company comprised an unlimited number of common shares without par value and an unlimited number of preferred shares without par value. No preferred shares have been issued to date. All issued common shares are fully paid.

On December 27, 2017, the Company completed a private placement and issued 4,171,482 units at a price of $0.11 for gross proceeds of $458,863. Each unit is comprised of one common share.

Quartz Mountain Resources Ltd.

Notes to the Condensed Interim Consolidated Financial Statements

For the three and six months ended January 31, 2018 and 2017

(Expressed in Canadian Dollars, unless otherwise stated)

(b)      Equity-settled share-based payments

The following summarizes the changes in the Company’s share purchase options for six months ended January 31, 2018 and 2017:

Number of options with an exercise price of $0.45	Six months ended January 31
	2018	2017
Options outstanding at beginning of period	–	768,000
Forfeited during the period	–	–
Expired during the period	–	(768,000)
	–	–

(c)      Stock Consolidation

On December 29, 2017, the Company announced consolidation (the “Consolidation”) of its common shares on the basis of one (1) post-Consolidation common share for every ten (10) pre-Consolidation common shares effective on January 2, 2018. The Consolidation was approved by the TSX-V, and a related bulletin was issued by TSX-V on December 29, 2017.

The Consolidation was undertaken to better position the Company to pursue its business plan. Prior to the Consolidation, the Company had 33,470,995 common shares outstanding. Following the Consolidation, the Company has 3,347,137 common shares outstanding. The Company’s name will not be changed in conjunction with the Consolidation.

6.       Amounts Payable and Other Liabilities

	January 31, 2018	July 31, 2017
Amounts payable	$4,641	$1,323

7.       Related Party Balances and Transactions

(a)      Transactions with Key Management Personnel

Key management personnel are those persons that have the authority and responsibility for planning, directing and controlling the activities of the Company, directly and indirectly, and by definition include the directors of the Company.

Quartz Mountain Resources Ltd.

Notes to the Condensed Interim Consolidated Financial Statements

For the three and six months ended January 31, 2018 and 2017

(Expressed in Canadian Dollars, unless otherwise stated)

The aggregate value of transactions with key management personnel (“KMP”) which includes senior management and advisors for the period ended January 31, 2018 and 2017 was as follows:

	Three months ended January 31		Six months ended January 31
	2018	2017	2018	2017
Short-term employee benefits, including salaries	$10,000	$10,000	$22,000	$22,000

Short-term employee benefits include salaries, director’s fees and amounts paid to HDSI (note 7(b)) for services provided to the Company by certain HDSI personnel who serve as directors or officers of the Company.

(b)      Entities with Significant Influence over the Company

The Company’s management believes that Hunter Dickinson Services Inc. (“HDSI”), a private entity, has the power to participate in the financial or operating policies of the Company. Robert Dickinson is a director of both the Company and HDSI. Michael Lee and Trevor Thomas are officers of the Company and are employees of HDSI.

HDSI provides technical, geological, corporate communications, regulatory compliance, and administrative and management services to the Company, on an as-needed and as-requested basis from the Company. Because of this relationship, the Company has ready access to a range of diverse and specialized expertise on a regular basis, without having to engage or hire full-time experts. Services from HDSI are provided on a non-exclusive basis. The Company is not obligated to acquire any minimum amount of services from HDSI. The value of services received from HDSI is determined based on a charge-out rate for each employee performing the service and for the time spent by the employee. Such charge-out rates are agreed and set annually in advance.

HDSI also incurs third-party costs on behalf of the Company; such third-party costs are reimbursed by the Company to HDSI at cost without any markup and such costs include, for example, directors and officers insurance, travel, conferences, and communication services.

Quartz Mountain Resources Ltd.

Notes to the Condensed Interim Consolidated Financial Statements

For the three and six months ended January 31, 2018 and 2017

(Expressed in Canadian Dollars, unless otherwise stated)

The following is a summary of transactions with HDSI that occurred during the reporting period:

	Three months ended January 31		Six months ended January 31
	2018	2017	2018	2017
Services received based on management services agreement	$20,000	$22,000	$48,000	$51,000
Reimbursement of third party expenses paid	4,000	3,000	24,000	19,000

Outstanding balances were as follows:

	January 31, 2018	July 31, 2017
Balance payable to HDSI	$2,912,413	$3,297,165

In January 2016, the Company and HDSI reached a settlement agreement whereby HDSI agreed to forgive the balance due to HDSI in the net amount of $3,086,089 if the Company completes the following:

●	make a cash payment of $180,207 to HDSI; and
●	issue 6 million shares to HDSI.

The cash payment of $180,207 has been paid. Completion of the share portion of the settlement agreement with HDSI has been deferred and will occur at a mutually agreed date.

8.       Employee Salaries and Benefit Expenses

The amount of employees’ salaries and benefits during the three months ended January 31, 2018 was $ 20,000 (2017 – $22,000) and during the six months ended January 31, 2018 was $48,000 (2017 – $51,000).

9.       Operating Segments

The Company operates in a single reportable operating segment – the acquisition, exploration and evaluation of mineral property interests. The Company is currently focused on the acquisition and exploration of mineral property interests in Canada.